Exhibit 99.1

HIGHLIGHTS

Having experienced a seasonally softer freight rate environment in the third quarter of 2019, the product tanker market has strengthened significantly going into the fourth quarter. As the demand and supply balance tightens towards the upcoming IMO 2020, individual events have caused spikes in product tanker freight rates to levels last seen in 2008,” says Executive Director Jacob Meldgaard and adds: “For the fourth quarter, our bookings as of 8 November 2019 were at USD/day 19,531 reflecting the strong market we are currently operating in.”

RESULT
EBITDA[1] for the third quarter of 2019 was USD 32.0m (2018, same period: USD 14.7m). The loss before tax amounted to USD 8.5m (2018, same period: loss of USD 24.5m), and loss per share (EPS) was 12 cents (2018, same period: loss per share of 34 cents). Cash flow from operating activities was positive at USD 32.9m in the third quarter of 2019 (2018, same period: USD 18.3m), and Return on Invested Capital[2] (RoIC) was 0.4% (2018, same period: -4.3%).

MARKET CONDITIONS
In the third quarter of 2019, TORM achieved TCE rates of USD/day 13,392 (2018, same period: USD/day 10,598). The product tanker freight rates softened in the third quarter of 2019 but rebounded strongly at the start of the fourth quarter following a significant increase in crude tanker rates due to attacks on Saudi Arabian oil facilities. This increase accelerated dramatically after the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. In general, product tanker freight rates were stronger in the eastern than in the western hemisphere in the third quarter of 2019.

IMO 2020 SULFUR REGULATION
TORM expects to install a total of 44 scrubbers and has since the last quarter committed to an additional ten scrubber installations. The new installations support our balanced approach to the new sulfur regulation, according to which approximately half of TORM’s fleet will operate with scrubbers. The recently decided additional scrubber installations will be conducted during the first and the second quarter of 2020. As of 12 November 2019, TORM has conducted 16 scrubber installations. Of the remaining 28 installations, seven are expected to be conducted in 2019, 12 in the first quarter of 2020 and nine in the second quarter of 2020. As seen across the entire industry, TORM has also experienced some delays in recent scrubber installations. TORM has decided to postpone some installations to the first and the second quarter of 2020 to reduce the risk of further delays, and also to utilize the current strong market.

For the non-scrubber vessels, that will be using compliant fuels with 0.5% sulfur content from 1 January 2020, customized schedules have been developed, and the cleaning of the bunker tanks have been initiated during the third quarter of 2019. The first volumes of compliant fuels have been delivered and tested onboard the vessels, and all non-scrubber vessels are in the process of being prepared for using the new compliant fuels during the fourth quarter of 2019.

1 See Glossary on pages 25-29 for a definition of EBITDA.
2 See Glossary on pages 25-29 for a definition of RoIC.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	1

HIGHLIGHTS

VESSEL TRANSACTIONS
During the third quarter of 2019, TORM took delivery of four second-hand MR vessels that were purchased in the second quarter of 2019 and the two MR newbuildings TORM Solution and TORM Strong. After the quarter ended on 30 September 2019, TORM took delivery of an additional MR newbuilding, TORM Sublime. During the third quarter of 2019, TORM also sold and delivered the MR vessel TORM San Jacinto (2002-built) and the Handysize vessel TORM Saone (2004-built) for a total consideration of USD 16m. In connection with the sales, USD 9m of debt was repaid. After the quarter ended on 30 September 2019, TORM has sold two additional vessels, the Handysize vessel TORM Garonne (2004-built) and the MR vessel TORM Rosetta (2003-built), for a total consideration of USD 19m. TORM will repay USD 9m of debt in connection with the vessel sales and expects to deliver the vessels to the new owners during the fourth quarter of 2019 and the first quarter of 2020.

FINANCING TRANSACTIONS
During the third quarter of 2019, TORM executed sale and leaseback transactions for eight vessels, including the recently acquired four second-hand MR vessels and four existing MR vessels. Below is an overview of the sale and leaseback transactions executed during the third quarter:

	●	The four recently acquired 2011-built MR vessels providing total proceeds of USD 66m. The transaction was executed with a Chinese counterparty and includes a purchase obligation in 2025

●
The MR vessels TORM Torino and TORM Titan (both 2016-built) providing total proceeds of USD 52m. In connection with the transactions, USD 18m of debt was repaid. The transactions were executed with two separate Japanese counterparties and include a purchase obligation in 2024 for TORM Torino and in 2026 for TORM Titan

●
The MR vessels TORM Alice and TORM Alexandra (both 2010-built) providing total proceeds of USD 35m. In connection with the transaction, USD 21m of debt was repaid. The transaction was executed with a Japanese counterparty and includes purchase options in 2024 and 2026 for both vessels

In total, TORM has executed sale and leaseback transactions for eight vessels during the third quarter of 2019, all with terms supporting TORM’s solid capital structure.

LIQUIDITY
As of 30 September 2019, TORM’s available liquidity was USD 337.0m consisting of USD 120.8m in cash and cash equivalents and USD 216.2m in undrawn credit facilities. As of 30 September 2019, net interest-bearing debt[3] amounted to USD 732.5m and TORM's net loan-to-value (LTV)[4] ratio was 50%. Cash and cash equivalents include USD 14.5m in restricted cash, primarily related to security placed as collateral for financial instruments.

3 See Glossary on pages 25-29 for a definition of net interest-bearing debt.
4 See Glossary on pages 25-29 for a definition of loan-to-value.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	2

HIGHLIGHTS

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,720.4m as of 30 September 2019. Compared to broker valuations as of 30 June 2019, the market value of the fleet increased slightly by USD 2m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,586.4m as of 30 September 2019 excluding outstanding installments on newbuildings of USD 137.5m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 31.7m for retrofit scrubber installations. In addition, USD 12m relating to six additional scrubbers was committed after the quarter ended. As of 30 September 2019, TORM’s order book stood at five newbuildings consisting of two LR1 and three MR vessels. The newbuildings are expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020.

NAV AND EQUITY
Based on broker valuations as of 30 September 2019, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 886.9m corresponding to a NAV/share[6] of USD 12.0 or DKK 82.2. TORM’s book equity amounted to USD 851.8m as of 30 September 2019 corresponding to a book equity/share[7] of USD 11.5 or DKK 79.0. After the third quarter ended, TORM has increased its share capital by 42,533 A-shares (corresponding to a nominal value of USD 425.33) as a result of the exercise of a corresponding number of Restricted Share Units.

COVERAGE
As of 30 September 2019, 21% of the remaining total earning days in 2019 were covered at an average rate of USD/day 15,655. As of 8 November 2019, the coverage for the fourth quarter of 2019 was 63% at USD/day 19,531. For the individual segments, the coverage was 69% at USD/day 26,267 for LR2, 59% at USD/day 20,736 for LR1, 61% at USD/day 18,095 for MR and 75% at USD/day 14,990 for Handy.

On behalf of TORM plc

Christopher H. Boehringer
Chairman of the Board of Directors
12 November 2019

5 See Glossary on pages 25-29 for a definition of NAV.
6 See Glossary on pages 25-29 for a definition of NAV/share.
7 See Glossary on pages 25-29 for a definition of Book equity/share.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	4

KEY FIGURES

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

INCOME STATEMENT
Revenue	146.7	140.4	499.4	466.8	635.4
Time charter equivalent earnings (TCE) ¹⁾	84.4	70.9	299.3	257.8	352.4
Gross profit ¹⁾	42.7	27.2	171.6	118.0	169.5
EBITDA ¹⁾	32.0	14.7	134.0	81.4	120.5
Operating profit/(loss) (EBIT)	2.1	-15.3	48.4	-5.8	2.8
Financial items	-10.6	-9.2	-28.3	-26.2	-36.0
Profit/(loss) before tax	-8.5	-24.5	20.1	-32.0	-33.2
Net profit/(loss) for the year/period	-9.0	-24.9	19.4	-33.1	-34.8

BALANCE SHEET
Non-current assets	1,603.9	1,426.9	1,603.9	1,426.9	1,445.1
Total assets	1,834.0	1,717.7	1,834.0	1,717.7	1,714.4
Equity	851.8	858.7	851.8	858.7	847.2
Total liabilities	982.2	859.0	982.2	859.0	867.2
Invested capital ¹⁾	1,578.0	1,450.2	1,578.0	1,450.2	1,469.4
Net interest-bearing debt ¹⁾	732.5	596.8	732.5	596.8	627.3
Cash and cash equivalents	120.8	163.2	120.8	163.2	127.4

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-29.

	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	57.5%	50.5%	59.9%	55.2%	55.4%
Gross profit	29.1%	19.4%	34.4%	25.3%	26.6%
EBITDA	21.8%	10.5%	26.8%	17.4%	19.1%
Operating profit/(loss)	1.4%	-10.9%	9.7%	-1.2%	0.5%
Return on Equity (RoE)	-4.2%	-11.3%	3.0%	-5.6%	-4.3%
Return on Invested Capital (RoIC)	0.4%	-4.3%	4.2%	-0.6%	0.1%
Equity ratio	46.4%	50.0%	46.4%	50.0%	49.4%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	-0.12	-0.34	0.26	-0.45	-0.48
Diluted earnings/(loss) per share	-0.12	-0.34	0.26	-0.45	-0.48
Net Asset Value per share (NAV/share) ²⁾	12.0	11.2	12.0	11.2	11.6
Stock price in DKK, end of period ³⁾	58.0	38.5	58.0	38.5	43.9
Number of shares end of period (million) ⁴⁾	73.9	73.9	73.9	73.9	73.9
Number of shares weighted avg. (million) ⁴⁾	73.9	73.9	73.9	72.8	73.1

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 25-29.
²⁾ Based on broker valuations as of 30 September 2019, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	5

THE PRODUCT TANKER MARKET

Product tanker freight rates softened in the third quarter of 2019 but rebounded strongly at the start of the fourth quarter following an increase in crude tanker rates that began after the attacks on Saudi Arabian oil facilities and accelerated dramatically to multi-year high levels at the end of September when the US imposed sanctions on two subsidiaries of China’s COSCO Shipping.

Growth in global demand for oil products generally remained subdued in the first two months of the quarter but showed signs of increased momentum towards the end of the quarter. The particularly heavy refinery maintenance schedule in the second quarter eased in the third quarter, with the autumn refinery maintenance in the Atlantic Basin being relatively light this year. East of Suez, offline capacity remained more substantial largely driven by heavy scheduled maintenance in India and unplanned outages in Malaysia, Vietnam and Indonesia. The attacks on the Saudi Arabian crude oil facilities in September impacted refineries in the region, with several plants temporarily operating at reduced capacity. This supported refinery margins across all benchmark regions, while margins in the East reached two-year highs immediately after the attacks.

The strong reaction of the crude tanker freight rates was initiated by the attacks in Saudi Arabia, but more importantly affected by the sanctioning of COSCO vessels, which sent crude tanker rates to the highest levels seen since 2008. This encouraged several LR2 vessels to switch to dirty trades at the end of the quarter. This corresponded to a decline of around 5% in clean-trading LR2 capacity.

Looking at geographical differences, product tanker rates were generally stronger in the East than in the West. In the West,

the closure of the Philadelphia Energy Solution (PES) refinery on the US East Coast at the end of June supported higher gasoline inflows to the US East Coast, with the country’s gasoline imports going up 8% year on year in the third quarter. Diesel flows from the US Gulf to South America remained at healthy levels on the back of an ailing refining sector in the latter region (e.g. Brazil). Nevertheless, subdued demand from West Africa, relatively low eastbound naphtha arbitrage departures as well as generally abundant vessel supply in the western hemisphere throughout most of the quarter resulted in rates softening compared to the second quarter. In the East, the return of a number of export-oriented refineries from maintenance in the Middle East and India led to rate improvements in early August. The geopolitical risks in the Middle East were reinforced with attacks on Saudi Arabia’s crude oil facilities in September that curtailed half of the country’s crude production. Although the effect was only temporary, and most of the affected capacity was brought online again by the end of September, Saudi Arabia cut runs at several refineries in order to meet its crude export contracts. This resulted in a decline in product exports, with naphtha flows to the Far East being affected. With lower crude tanker newbuilding deliveries in the third quarter, market cannibalization from the crude segment eased. The global product tanker fleet (above 25,000 dwt) grew by 1.1% in the third quarter of 2019 (source: TORM). This was down from the 1.2% pace in the second quarter.

During the third quarter of 2019, TORM’s product tanker fleet realized average TCE earnings of USD/day 13,392 (26% up year on year), and split per vessel class:

•	LR2 fleet at USD/day 14,529 (6% down year on year)
•	LR1 fleet at USD/day 14,292 (24% up year on year)

•	MR fleet at USD/day 13,125 (31% up year on year)
•	Handysize fleet at USD/day 12,251 (84% up year on year)

TORM’s gross profit for the third quarter of 2019 was USD 42.7m (2018, same period: USD 27.2m).

Outlook
•	As of 30 September 2019, TORM had covered 21% of the remaining earning days in 2019 at USD/day 15,655
•	As of 8 November 2019, the coverage for the fourth quarter of 2019 was 63% at USD/day 19,531
•	As 2,439 earning days in 2019 are unfixed as of 8 November 2019, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 2.4m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	6

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 September 2019

	2019	2020	2021
Owned days
LR2	926	3,924	3,936
LR1	597	3,274	3,265
MR	3,867	16,611	16,794
Handysize	366	1,431	1,422
Total	5,756	25,240	25,418

Charter-in and leaseback days at fixed rate
LR2	92	364	363
LR1	-	-	-
MR	849	3,432	3,588
Handysize	-	-	-
Total	941	3,796	3,951

Total physical days
LR2	1,017	4,288	4,299
LR1	597	3,274	3,265
MR	4,716	20,043	20,383
Handysize	366	1,431	1,422
Total	6,697	29,036	29,369

Fair value of freight rate contracts that are mark-to-market in the income statement:
Contracts not included above: USD -0.7m
Contracts included above: USD 0m

	2019	2020	2021
Covered, %
LR2	44%	19%	2%
LR1	12%	0%	0%
MR	17%	1%	0%
Handysize	19%	0%	0%
Total	21%	4%	0%

Covered days
LR2	449	816	69
LR1	73	-	-
MR	815	274	-
Handysize	69	-	-
Total	1,405	1,090	69

Coverage rates, USD/day
LR2	16,887	15,403	15,295
LR1	18,220	-	-
MR	15,109	21,906	-
Handysize	11,402	-	-
Total	15,655	17,035	15,295

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	7

Earnings data

USDm	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Change Q3 18 - Q3 19	12-monts avg.

LR2 vessels
Available earning days	917	1,009	1,045	1,069	1,038	13%
Spot rates ¹⁾	12,930	15,492	23,431	18,604	15,280	18%	18,289
TCE per earning day ²⁾	15,420	17,162	22,469	17,894	14,529	-6%	18,026
Operating days	1,034	1,090	1,080	1,092	1,104	7%
Operating expenses per operating day ³⁾	6,081	6,230	6,392	6,698	5,989	-2%	6,326
LR1 vessels
Available earning days	640	587	590	589	487	-24%
Spot rates ¹⁾	10,126	15,403	17,991	15,365	14,120	39%	15,769
TCE per earning day ²⁾	11,485	14,534	18,089	14,582	14,292	24%	15,425
Operating days	644	644	630	637	644	0%
Operating expenses per operating day ³⁾	6,807	6,328	6,508	6,627	6,537	-4%	6,500
MR vessels
Available earning days	4,502	4,564	4,414	4,267	4,391	-2%
Spot rates ¹⁾	9,569	14,072	16,768	15,429	13,603	42%	14,853
TCE per earning day ²⁾	10,051	13,993	16,765	15,163	13,125	31%	14,754
Operating days	4,784	4,683	4,453	4,402	4,671	-2%
Operating expenses per operating day ³⁾	6,173	6,160	6,473	6,564	6,048	-2%	6,305
Handy vessels
Available earning days	643	524	450	453	390	-39%
Spot rates ¹⁾	7,070	9,497	19,492	12,864	11,697	65%	13,114
TCE per earning day ²⁾	6,669	9,306	18,875	12,882	12,251	84%	13,201
Operating days	644	562	454	455	421	-35%
Operating expenses per operating day ³⁾	6,080	6,090	6,251	6,390	6,340	4%	6,256
Tanker segment
Available earning days	6,702	6,684	6,499	6,378	6,306	-6%
Spot rates ¹⁾	9,919	13,961	17,897	15,652	13,735	38%	15,233
TCE per earning day ²⁾	10,598	14,152	17,949	15,405	13,392	26%	15,230
Operating days	7,106	6,979	6,617	6,586	6,840	-4%
Operating expenses per operating day ³⁾	6,209	6,181	6,448	6,580	6,103	-2%	6,324
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.

²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 66 owned product tankers on the water, TORM had 11 leased and chartered-in product tankers as of 30 September 2019.

As of 30 September 2019, TORM had five newbuildings on order including two LR1 vessels and three MR vessels with expected delivery in the fourth quarter of 2019 and the first quarter of 2020. During the third quarter of 2019, TORM executed eight sale and leaseback transactions. Four of the transactions were related to TORM’s recently purchased second-hand MR vessels and four transactions to existing MR vessels in the fleet. In addition, TORM took delivery of two MR newbuildings and sold one MR vessel and one Handysize vessel.

After the quarter ended on 30 September 2019, TORM has sold two additional vessels, the Handysize vessel TORM Garonne and the MR vessel TORM Rosetta. TORM expects to deliver the vessels to the new owners during the fourth quarter of 2019 and the first quarter of 2020.

	Q2 2019	Changes	Q3 2019	Changes	2019	Changes	2020	Changes	2021
Owned vessels
LR2	11	-	11	-	11	-	11	-	11
LR1	7	-	7	1	8	1	9	-	9
MR	47	-3	44	-	44	2	46	-	46
Handysize	5	-1	4	-	4	-1	3	-	3
Total	70	-4	66	1	67	2	69	-	69

Chartered-in and leaseback vessels
LR2	1	-	1	-	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	8	10	-	10	-	10	-	10
Handysize	-	-	-	-	-	-	-	-	-
Total	3	8	11	-	11	-	11	-	11

Total fleet	73	4	77	1	78	2	80	-	80

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the nine months ended 30 September 2019 was USD 171.6m (2018, same period: USD 118.0m). The increase was due to higher freight rates partly offset by less earning days and lower operating expenses mainly due to less operating days. Average TCE rate for the nine months ended 30 September 2019 was USD/day 15,605 (2018, same period: USD/day 12,600). Available earning days were 19,182 (2018, same period: 20,458).
Administrative expenses for the nine months ended 30 September 2019 were USD 35.0m (2018, same period: USD 35.2m). The 2019 numbers are impacted by the implementation of IFRS 16 reallocating cost to depreciation and financial expenses. The effect acccounts for USD 1.9m for the nine months ended 30 September 2019 (2018: same period 0.0m).
Other operating expenses for the nine months ended 30 September 2019 were USD 2.8m (2018, same period: USD 2.2m). The increase is mainly due to a one-off provision covering an exposure related to the operations.
The result before depreciation (EBITDA) for the nine months ended 30 September 2019 was a profit of USD 134.0m (2018, same period: USD 81.4m).

Depreciation for the nine months ended 30 September 2019 was USD 80.9m (2018, same period: USD 85.9m). The decrease in depreciation was mainly due to less vessels on the water in the nine months ended 30 September 2019 compared with the same period in 2018. The sale and leaseback transactions concluded in

2019 are all considered financing arrangements, whereby no gains or losses are recognized for these transactions.

The primary operating result (EBIT) for the nine months ended 30 September 2019 was a profit of USD 48.4m (2018, same period: loss of USD 5.8m). The increase was mainly due to higher freight rates along with lower operating expenses.

Financial expenses for the nine months ended 30 September 2019 were USD 30.6m (2018, same period: USD 29.1m). The increase is driven by a higher level of debt.

The result after tax for the nine months ended 30 September 2019 was a profit of USD 19.4m (2018, same period: loss of USD 33.1m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the nine months ended 30 September 2019 was a loss of USD 16.2m (2018, same period: income of USD 2.8m). The decrease is mainly due to a negative fair value adjustment of hedging instruments – primarily related to interest swaps.

Total comprehensive income for the nine months ended 30 September 2019 is an income of USD 3.2m (2018, same period: a loss of USD 30.3m). The development in total comprehensive income is primarily driven by an increase in the net profit for the period partly offset by a negative fair value adjustment on hedging instruments.

ASSETS
As of 30 September 2019, total assets amounted to USD 1,834.0m.

The carrying value of the fleet including prepayments was USD 1,586.4m as of 30 September 2019. The outstanding installments on the LR1 and MR vessels under construction represented USD 137.5m as of 30 September 2019. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,720.4m as of 30 September 2019.

DEBT
As of 30 September 2019, net interest-bearing debt amounted to USD 732.5m. As of 30 September 2019, TORM was in compliance with the financial covenants.

EQUITY
As of 30 September 2019, TORM’s equity was USD 851.8m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.

LIQUIDITY
As of 30 September 2019, TORM’s available liquidity was USD 337.0m and consisted of available cash and cash equivalents of USD 120.8m and undrawn credit facilities of USD 216.2m. The undrawn credit facilities consisted of a USD 75.0m Working Capital Facility, an available facility of USD 22.0m to finance one new MR vessel, a USD 73.7m facility financing two LR1 and one MR vessels under construction and a USD 45.5m facility financing two MR vessels under construction. Cash and cash equivalents include USD 14.5m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 30 September 2019, TORM had CAPEX commitments of USD 137.5m all related to the LR1 and MR vessels under construction, including scrubbers related to these vessels. In addition, TORM has CAPEX commitments of USD 31.7m for retrofit scrubber installations.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	10

CASH FLOW
Cash flow from operating activities for the nine months ended 30 September 2019 amounted to USD 125.9m (2018, same period: USD 61.4m). The increase is primarily driven by a higher operating profit.

Cash flow from investing activities for the nine months ended 30 September 2019 was USD -225.2m (2018, same period: USD -135.7m). The change is mainly driven by higher newbuilding CAPEX and sale of vessels. The sale and leaseback transactions concluded in 2019 are all considered financing arrangements, and proceeds received from these transactions are included in cash flow from financing activities.

Cash flow from financing activities for the nine months ended 30 September 2019 was USD 81.5m (2018, same period: USD 104.2m). In the nine months ended 30 September 2019, net borrowings was positively impacted by the proceeds from the agreed sale and leaseback transactions, where the net borrowings in the same period of 2018 was significantly lower. The higher net cash flow from financing activities in Q1-Q3 2018 was mainly due to the January 2018 capital increase of USD 100m.

RELATED PARTY TRANSACTIONS
During the nine months ended 30 September 2019, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 14.5m in total. The joint venture will continue to assist TORM in installing scrubbers in 2019.

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining three months of 2019. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2018 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 19 of the Annual Report 2018.

DIVIDENDS
In line with the Company’s Distribution Policy, no dividend will be paid for the nine months ended 30 September 2019.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first nine months and description of principal risks and uncertainties for the remaining three months of the year)

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

By order of the Board of Directors

Jacob Meldgaard
Executive Director
12 November 2019

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	12

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Revenue		146.7	140.4	499.4	466.8	635.4
Port expenses, bunkers and commissions		-62.3	-69.5	-200.1	-209.0	-283.0
Charter hire		-	0.4	-	-2.5	-2.5
Operating expenses	1	-41.7	-44.1	-127.7	-137.3	-180.4
Profit from sale of vessels		0.2	-	0.5	0.6	0.8
Administrative expenses	1, 2	-10.2	-10.9	-35.0	-35.2	-47.8
Other operating expenses		-0.4	-1.6	-2.8	-2.2	-2.0
Share of profit/(loss) from joint ventures		-0.3	-	-0.3	0.2	0.2
Impairment losses on tangible and intangible assets	2, 4	-2.0	-1.3	-4.7	-1.3	-3.2
Depreciation	2	-27.9	-28.7	-80.9	-85.9	-114.5

Operating profit/(loss) (EBIT)		2.1	-15.3	48.4	-5.8	2.8

Financial income		0.2	0.9	2.3	2.9	3.3
Financial expenses		-10.8	-10.1	-30.6	-29.1	-39.3

Profit/(loss) before tax		-8.5	-24.5	20.1	-32.0	-33.2

Tax		-0.5	-0.4	-0.7	-1.1	-1.6

Net profit/(loss) for the period		-9.0	-24.9	19.4	-33.1	-34.8

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-0.12	-0.34	0.26	-0.45	-0.48
Diluted earnings/(loss) per share (USD)		-0.12	-0.34	0.26	-0.45	-0.48

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

Net profit/(loss) for the year	-9.0	-24.9	19.4	-33.1	-34.8

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.1	-0.2	0.4	-0.5	-0.3
Fair value adjustment on hedging instruments	-3.6	1.5	-15.3	6.2	-6.7
Fair value adjustment on hedging instruments transferred to income statement	-0.4	-0.5	-1.2	-2.9	-0.3

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-0.1	-	-0.1	-	-0.1
Other comprehensive income/(loss) after tax ¹⁾	-4.2	0.8	-16.2	2.8	-7.4

Total comprehensive income/(loss) for the year	-13.2	-24.1	3.2	-30.3	-42.2

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	14

CONDENSED CONSOLIDATED BALANCE SHEET

		30 September	30 September	31 December
USDm	Note	2019	2018	2018
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		8.1	-	-
Vessels and capitalized dry-docking	2	1,546.5	1,365.5	1,396.6
Prepayments on vessels	3	39.9	58.7	45.5
Other plant and operating equipment		4.0	2.6	3.0
Total tangible fixed assets		1,598.5	1,426.8	1,445.0

Financial assets
Investments in joint ventures		0.7	0.1	0.1
Loan receivables		4.7	-	-
Other investments		-	-	0.0
Total financial assets		5.4	0.1	0.1

Total non-current assets		1,603.9	1,426.9	1,445.1

CURRENT ASSETS
Bunkers		29.3	39.7	39.4
Freight receivables		71.4	56.6	86.0
Other receivables		4.9	14.6	7.5
Prepayments		3.7	3.7	2.9
Cash and cash equivalents		120.8	163.2	127.4
Current assets, excluding assets held-for-sale		230.1	277.8	263.1

Assets held-for-sale	4	-	13.0	6.2

Total current assets		230.1	290.8	269.3

TOTAL ASSETS		1,834.0	1,717.7	1,714.4

		30 September	30 September	31 December
USDm	Note	2019	2018	2018
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		97.1	97.1	97.1
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		-16.2	10.6	0.3
Translation reserves		0.3	-0.2	-0.1
Retained profit		772.8	753.4	752.1
Total equity		851.8	858.7	847.2

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	45.0	44.9
Mortgage debt and bank loans	5	584.1	634.1	633.0
Lease liabilities		171.0	23.0	22.1
Total non-current liabilities		800.0	702.1	700.1

CURRENT LIABILITIES
Mortgage debt and bank loans	5	81.5	94.5	91.3
Lease liabilities		15.1	3.1	3.2
Trade payables		32.0	24.5	35.1
Current tax liabilities		1.5	1.6	1.0
Other liabilities		52.1	33.1	36.5
Deferred income		-	0.1	0.1
Total current liabilities		182.2	156.9	167.1

Total liabilities		982.2	859.0	867.2

TOTAL EQUITY AND LIABILITIES		1,834.0	1,717.7	1,714.4

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Accounting policies	9

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-30 SEPTEMBER

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	19.4	19.4
Other comprehensive income/(loss) for the period	-	-	-	-16.5	0.4	-0.1	-16.2
Total comprehensive income/(loss) for the period	-	-	-	-16.5	0.4	19.3	3.2

Share-based compensation	-	-	-	-	-	1.4	1.4
Total changes in equity for the period	-	-	-	-16.5	0.4	20.7	4.6

Equity as of 30 September 2019	0.7	97.1	-2.9	-16.2	0.3	772.8	851.8

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2018, as shown in the consolidated financial statements	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	-33.1	-33.1
Other comprehensive income/(loss) for the period	-	-	-	3.3	-0.5	-	2.8
Total comprehensive income/(loss) for the period	-	-	-	3.3	-0.5	-33.1	-30.3

Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-		-	-	-	1.6	1.6
Total changes in equity for the period	0.1	97.1	-	3.3	-0.5	-31.5	68.5

Equity as of 30 September 2018	0.7	97.1	-2.9	10.6	-0.2	753.4	858.7

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q3 2019	Q1-Q3 2018	FY 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	19.4	-33.1	-34.8

Adjustments:
Reversal of profit from sale of vessels	-0.5	-0.6	-0.7
Reversal of amortization and depreciation	80.9	85.9	114.5
Reversal of impairment loss on tangible assets	4.7	1.3	3.2
Reversal of share of profit/(loss) from joint ventures	0.3	-0.2	-0.2
Reversal of financial income	-2.3	-2.9	-3.3
Reversal of financial expenses	30.6	29.1	39.3
Reversal of tax expenses	0.7	1.1	1.6
Reversal of other non-cash movements	0.7	1.5	2.0

Dividends received from joint ventures	-	0.4	0.4
Interest received and realized exchange gains	2.1	2.4	2.7
Interest paid and realized exchange losses	-31.6	-29.8	-39.8
Income taxes paid	-	-0.5	-1.6
Change in bunkers, receivables and payables, etc.	20.9	6.8	-12.7

Net cash flow from operating activities	125.9	61.4	70.8

USDm	Q1-Q3 2019	Q1-Q3 2018	FY 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-263.1	-142.9	-202.4
Loans paid out	-4.7	-	-
Investments in joint venture's	-0.3	-	-
Sale of tangible fixed assets	42.9	7.2	26.8

Net cash flow from investing activities	-225.2	-135.7	-175.6

CASH FLOW FROM FINANCING ACTIVITIES
Borrowings, mortgage debt	65.9	85.7	114.5
Proceeds, sale and leaseback financing arrangements	157.8	-	-
Repayment, mortgage debt	-125.0	-77.5	-110.8
Repayment, lease liabilities	-6.0	-2.1	-2.9
Capital increase	-	100.0	100.0
Transaction costs capital increase	-	-2.8	-2.8
Change in restricted cash	-11.2	0.9	-2.0

Net cash flow from financing activities	81.5	104.2	96.0

Net cash flow from operating, investing and financing activities	-17.8	29.9	-8.8

Cash and cash equivalents, beginning balance	124.1	132.9	132.9
Cash and cash equivalents, ending balance	106.3	162.8	124.1
Restricted cash equivalents	14.5	0.4	3.3
Cash and cash equivalents including restricted cash, ending balance	120.8	163.2	127.4

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	17

NOTES

Note 1 – Staff costs

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

Included in operating expenses	2.0	2.1	6.0	6.7	9.3
Included in administrative expenses	8.3	8.2	27.7	27.6	36.9
Total staff costs	10.3	10.3	33.7	34.3	46.2

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 56.6m (30 September 2018: USD 59.9m, 31 December 2018: USD 67.5m).

The depreciation expense for the nine months ended 30 September 2019 related to "Other plant and operating equipment" of USD 0.8m (30 September 2018: USD 0.6m, 31 December 2018: USD 1.1m) and “Land and buildings” of USD 1.8m (30 September 2018: USD 0m, 31 December 2018: USD 0m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report as of 31 December 2018 (please refer to Note 7 in the Annual Report 2018). Based on this, TORM has assessed that there are no impairment indicators noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 September 2019.

The impairment loss of USD 4.7m relates to specific vessels which have been sold during Q1-Q3 2019.

NOTE 2 – continued

	30 September	30 September	31 December
USDm	2019	2018	2018

Cost:
Balance as of beginning of period	1,886.3	1,726.6	1,726.6
Additions	167.3	106.6	162.7
Disposals	-14.7	-15.2	-30.2
Transferred from prepayments	101.3	63.9	81.8
Transferred to assets held-for-sale	-78.1	-22.8	-54.6
Balance	2,062.1	1,859.0	1,886.3

Depreciation:
Balance as of beginning of period	327.6	258.5	264.8
Disposals	-22.2	-15.2	-30.2
Depreciation for the period	78.3	85.1	113.4
Transferred to assets held-for-sale	-22.7	-8.5	-20.4
Balance	361.0	319.9	327.6

Impairment:
Balance as of beginning of period	162.1	173.6	167.3
Impairment losses on tangible fixed assets	4.7	1.3	3.2
Transferred to assets held-for-sale	-12.2	-1.3	-8.4
Balance	154.6	173.6	162.1

Carrying amount	1,546.5	1,365.5	1,396.6

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	18

NOTE 3 – PREPAYMENTS ON VESSELS

	30 September	30 September	31 December
USDm	2019	2018	2018

Balance as of beginning of period	45.5	88.4	88.4
Additions	95.7	34.2	38.9
Transferred to vessels	-101.3	-63.9	-81.8
Carrying amount	39.9	58.7	45.5

NOTE 4 – ASSETS HELD-FOR-SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first nine months of 2019, TORM sold four vessels, of which two were delivered to the new owner in Q3 2019. The sales resulted in a profit from sale of USD 0.5m and an impairment loss of USD 4.7m.

NOTE 5 – MORTGAGE DEBT AND BANK LOANS

	30 September	30 September	31 December
USDm	2019	2018	2018

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	82.6	95.3	92.2
Falling due between one and two years	259.3	86.8	87.6
Falling due between two and three years	147.8	291.3	343.4
Falling due between three and four years	28.9	155.3	96.9
Falling due between four and five years	38.0	23.1	10.0
Falling due after five years	113.9	82.1	99.4
Total	670.5	733.9	729.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 4.9m (30 September 2018: USD 5.3m, 31 December 2018: USD 5.1m), which are amortized over the term of the loans.

As of 30 September 2019, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2019.

During the first nine months of 2019, TORM signed a financing agreement of USD 45.5m with KfW to finance two MR vessels under construction. TORM also signed a financing agreement with ABN AMRO to increase the existing facility of USD 70.0m by USD 3.7m to finance scrubber installations on newbuildings and a financing agreement with a syndicate of lenders to increase the existing facility by USD 13.5m to finance scrubber installations on seven existing vessels.

The main conditions in the agreements are in line with the Company's existing loan agreements.

In 2019, TORM also completed four sale and leaseback agreements with a total net value of USD 157.8m covering eight MR vessels in total. Three of the agreements were made to refinance four MR vessels already in the TORM fleet, and one agreement was made to finance the purchase of four 2011-built MR vessels. At the end of the leaseback periods, TORM has purchase obligations on six vessels and purchase options on two vessels. All sale and leaseback transactions are considered financing arrangements, whereby vessels have remained on the balance sheet with no changes to the carrying values and estimated remaining useful lives.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	19

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2019, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments of USD 137.5m (30 September 2018: USD 296.4m, 31 December 2018: USD 258.0m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

In October, TORM has increased its share capital by 42,533 A-shares (corresponding to a nominal value of USD 425.33) as a result of the exercise of a corresponding number of Restricted Share Units.

In November, TORM has sold two additional vessels, the Handysize vessel TORM Garonne (2004-built) and the MR vessel TORM Rosetta (2003-built), for a total consideration of USD 19m. TORM will repay USD 9m of debt in connection with the vessel sales and expects to deliver the vessels to the new owners during the fourth quarter of 2019 and the first quarter of 2020.

In November, TORM took delivery of an additional MR newbuilding, TORM Sublime, and committed to install an additional six scrubbers.

NOTE 9 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2018 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 September 2019 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2018 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2019. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2018. The interim report for the period 1 January-30 September 2019 is not audited or reviewed, in line with normal practice.

Implementation of IFRS 16
IFRS 16 “Leases” became effective as of 1 January 2019, and the standard has been implemented using the modified retrospective approach, where comparative information is not restated. TORM has in the past accounted for leaseback vessels as finance leases, and the implementation of IFRS 16 does not change the accounting for these vessels, which are presented as part of “Vessels and capitalized dry-docking” on the balance sheet. The impact of introducing IFRS 16 in TORM is limited to leasing agreements regarding office buildings and other administrative assets such as cars, office equipment, etc. The implementation of IFRS 16 requires capitalization of the related lease agreements, and the effect as of 1 January 2019 is a recognition of a right-of-use asset and leasing liability of USD 11.4m. The right-of-use assets are shown as part of “Land and buildings” and “Other plant and operating equipment” on the balance sheet. The implementation of IFRS 16 will only have a minor negative effect on the “Profit and Loss” in 2019 but will improve the Alternative Performance Measure (APM) “EBITDA” by USD 2.8m, of which USD 2.5m will be reclassified from the line item “Administrative expenses” to “Depreciation”, and approx. USD 0.3m will be reclassified from “Administrative expenses” to “Financial expenses”.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	20

NOTE 9 – continued

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 30 September 2019, TORM’s available liquidity including undrawn facilities was USD 337m, TORM’s net debt was USD 733m and the net debt loan-to-value ratio was 50%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11.

The Board of Directors has considered the Group’s cash flow forecast and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation, taking reasonable changes in trading performance and vessel valuations into account, that the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern principle in preparing its financial statements.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	21

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Revenue	146.7	166.3	186.4	168.6	140.4
Port expenses, bunkers and commissions	-62.3	-68.0	-69.8	-74.0	-69.5
Charter hire	-	-	-	-	0.4
Operating expenses	-41.7	-43.3	-42.7	-43.1	-44.1
Profit from sale of vessels	0.2	0.2	0.1	0.2	-
Administrative expenses	-10.2	-12.3	-12.4	-12.6	-10.9
Other operating expenses	-0.4	-2.3	-0.1	0.2	-1.6
Share of profit/(loss) from joint ventures	-0.3	-	-	-	-
Impairment losses on tangible assets	-2.0	-0.1	-2.6	-1.9	-1.3
Depreciation	-27.9	-26.3	-26.7	-28.6	-28.7

Operating profit/(loss) (EBIT)	2.1	14.2	32.2	8.8	-15.3

Financial income	0.2	1.1	1.1	0.4	0.9
Financial expenses	-10.8	-10.1	-9.8	-10.2	-10.1

Profit/(loss) before tax	-8.5	5.2	23.5	-1.0	-24.5

Tax	-0.5	-	-0.3	-0.5	-0.4

Net profit/(loss) for the period	-9.0	5.2	23.2	-1.5	-24.9

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-0.12	0.07	0.31	-0.02	-0.34
Diluted earnings/(loss) per share (USD)	-0.12	0.07	0.31	-0.02	-0.34

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	22

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	-9.0	5.2	23.2	-1.7	-24.9

Adjustments:
Reversal of profit from sale of vessels	-0.2	-0.2	-0.1	-0.1	-
Reversal of amortization and depreciation	27.9	26.3	26.7	28.6	28.7
Reversal of impairment loss on tangible assets	2.0	0.1	2.6	1.9	1.3
Reversal of share of profit/(loss) from joint ventures	0.3	-	-	-	-
Reversal of financial income	-0.1	-1.1	-1.1	-0.4	-0.9
Reversal of financial expenses	10.7	10.1	9.8	10.4	10.1
Reversal of tax expenses	0.4	-	0.3	0.5	0.4
Reversal of other non-cash movements	0.2	0.3	0.2	0.5	0.3

Interest received and realized exchange gains	0.4	0.8	0.9	0.3	0.7
Interest paid and realized exchange losses	-12.2	-9.8	-9.6	-10.0	-9.7
Income taxes paid	0.1	-0.1	-	-1.1	-0.2
Change in bunkers, receivables and payables, etc.	12.4	6.0	2.5	-19.5	12.5

Net cash flow from operating activities	32.9	37.6	55.4	9.4	18.3

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-158.3	-90.4	-14.4	-59.5	-16.7
Loans paid out	-4.7	-	-	-	-
Investments in joint venture's	-	-	-0.3	-	-
Sale of tangible fixed assets	16.1	12.8	14.0	19.6	-

Net cash flow from investing activities	-146.9	-77.6	-0.7	-39.9	-16.7

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, sale and leaseback financing arrangements	43.9	22.0	-	28.8	28.5
Borrowing, leases	157.8	-	-	-	-
Repayment, mortgage debt	-70.0	-29.5	-25.5	-33.3	-25.3
Repayment, lease liabilities	-3.3	-1.4	-1.3	-0.8	-0.7
Change in restricted cash	-4.4	-6.9	0.1	-2.9	-0.1

Net cash flow from financing activities	124.0	-15.8	-26.7	-8.2	2.4

Net cash flow from operating, investing and financing activities	10.0	-55.8	28.0	-38.7	4.0

Cash and cash equivalents, beginning balance	96.3	152.1	124.1	162.8	158.8
Cash and cash equivalents, ending balance	106.3	96.3	152.1	124.1	162.8
Restricted cash equivalents	14.5	10.1	3.2	3.3	0.4
Cash and cash equivalents including restricted cash, ending balance	120.8	106.4	155.3	127.4	163.2

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	24

GLOSSARY
KEY FINANCIAL FIGURES

TCE % $= \frac{\text{TCE}}{\text{Revenue}}$

Gross profit % $= \frac{\text{Gross profit}}{\text{Revenue}}$

EBITDA % $= \frac{\text{EBITDA}}{\text{Revenue}}$

Operating profit/(loss) % $= \frac{\text{Operating profit/(loss) (EBIT)}}{\text{Revenue}}$

Return on Equity (RoE) % $= \frac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$

Equity ratio $= \frac{\text{Equity}}{\text{Total assets}}$

Book equity/share $= \frac{\text{Equity}}{\text{Total number of shares, excluding treasury shares}}$

Earnings per share, EPS $= \frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$

Diluted earnings/(loss) per share, EPS (USD) $= \frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	25

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report, except for the implementation of IFRS 16 (as described in note 9 and therefore we refer to the principles for these on pages 146-151 in the TORM plc Annual Report 2018. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Reconciliation to revenue
Revenue	146.7	140.4	499.4	466.8	635.4
Port expenses, bunkers and commissions	-62.3	-69.5	-200.1	-209.0	-283.0
TCE earnings	84.4	70.9	299.3	257.8	352.4

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Reconciliation to revenue
Revenue	146.7	140.4	499.4	466.8	635.4
Port expenses, bunkers and commissions	-62.3	-69.5	-200.1	-209.0	-283.0
Charter hire	-	0.4	-	-2.5	-2.5
Operating expenses	-41.7	-44.1	-127.7	-137.3	-180.4
Gross profit	42.7	27.2	171.6	118.0	169.5

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities and amortized bank fees less cash, cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 September	30 September	31 December
USDm	2019	2018	2018
Mortgage debt and bank loans (current and non-current)	665.6	728.6	724.3
Lease liabilities (current and non-current)	186.1	26.1	25.3
Amortized bank fees	6.3	5.3	5.1
Loan receivables	-4.7	-	-
Cash and cash equivalents	-120.8	-163.2	-127.4
Net interest-bearing debt	732.5	596.8	627.3

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Reconciliation to net profit/(loss)
Net profit/(loss) for the year/period	-9.0	-24.9	19.4	-33.1	-34.8
Tax	0.5	0.4	0.7	1.1	1.6
Financial expenses	10.8	10.1	30.6	29.1	39.3
Financial income	-0.2	-0.9	-2.3	-2.9	-3.3
Depreciation	27.9	28.7	80.9	85.9	114.5
Impairment losses on tangible assets	2.0	1.3	4.7	1.3	3.2
EBITDA	32.0	14.7	134.0	81.4	120.5

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Operating profit/(loss) (EBIT)	2.1	-15.3	48.4	-5.8	2.8
Tax	-0.5	-0.4	-0.7	-1.1	-1.6
EBIT less Tax	1.6	-15.7	47.7	-6.9	1.2

EBIT less Tax - Full year equivalent	6.4	-62.8	63.6	-9.2	1.2

Invested capital, opening balance	1,482.2	1,475.1	1,469.4	1,406.0	1,406.0
Invested capital, ending balance	1,578.0	1,450.2	1,578.0	1,450.2	1,469.4
Average invested capital	1,530.1	1,462.7	1,523.7	1,428.1	1,437.7

Return on Invested Capital (RoIC)	0.4%	-4.3%	4.2%	-0.6%	0.1%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 September	30 September	31 December
USDm	2019	2018	2018

Vessel values including newbuildings (broker values)	1,720.4	1,661.0	1,675.1
Total (value)	1,720.4	1,661.0	1,675.1

Outstanding debt regarding vessels ¹⁾	849.6	760.0	754.7
Committed CAPEX on newbuildings	137.5	296.4	258.0
Loan receivable	-4.7	-	-
Cash and cash equivalents	-120.8	-163.2	-127.4
Total (loan)	861.6	893.2	885.3

Loan-to-value (LTV) ratio	50.1%	53.8%	52.9%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	28

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 September	30 September	31 December
USDm	2019	2018	2018
Tangible and intangible fixed assets	1,598.5	1,426.8	1,445.0
Investments in joint ventures	0.7	0.1	0.1
Bunkers	29.3	39.7	39.4
Accounts receivables ¹⁾	80.0	74.9	96.3
Assets held-for-sale	-	13.0	6.2
Deferred tax liability	-44.9	-45.0	-44.9
Trade payables ²⁾	-84.1	-57.6	-71.6
Current tax liabilities	-1.5	-1.6	-1.0
Deferred income	-	-0.1	-0.1
Invested capital	1,578.0	1,450.2	1,469.4

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 September	30 September	31 December
USDm	2019	2018	2018
Total vessel values including newbuildings (broker values)	1,720.4	1,661.0	1,675.1
Committed CAPEX on newbuildings	-137.5	-296.4	-258.0
Cash position	120.8	163.2	127.4
Loan receivables	4.7	-	-
Bunkers	29.3	39.7	39.4
Freight receivables	71.4	56.6	86.0
Other receivables	4.9	14.6	7.5
Other plant and operating equipment	4.0	2.6	3.0
Land and buildings	8.1	-	-
Investments in joint ventures	0.7	0.1	0.1
Prepayments	3.7	3.7	2.9
Outstanding debt ¹⁾	-858.0	-760.0	-754.7
Trade payables	-32.0	-24.5	-35.1
Other liabilities	-52.1	-33.1	-36.5
Current tax liabilities	-1.5	-1.6	-1.0
Total Net Asset Value (NAV)	886.9	825.9	856.1
Total number of shares, end of period excluding treasury shares (million)	73.9	73.9	73.9

Total Net Asset Value per share (NAV/share)	12.0	11.2	11.6

¹⁾ Outstanding debt includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM	INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019	29